FamPro, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024, 2023, 2022, & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
FamPro, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024, 2023, 2022, & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 11, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31,			
	2024	**2023**	**2022**	**2021**
ASSETS				
Current Assets				
Cash and Cash Equivalents	246,230	310,713	32,914	2,291
Total Current Assets	246,230	310,713	32,914	2,291
Non-Current Assets				
Software Development, net of Amortization	571,043	376,248	170,161	-
Total Non-Current Assets	571,043	376,248	170,161	-
TOTAL ASSETS	817,273	686,961	203,074	2,291
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	19,936	22,806	24,344	9,316
Accrued Expenses	1,284	-	-	-
Total Current Liabilities	21,219	22,806	24,344	9,316
Long-term Liabilities				
Future Equity Obligations	1,233,528	900,000	250,000	-
Total Long-Term Liabilities	1,233,528	900,000	250,000	-
TOTAL LIABILITIES	1,254,747	922,806	274,344	9,316
EQUITY				
Common Stock	52	52	50	50
Additional Paid in Capital	57,105	57,105	55,730	55,730
Treasury Stock	(757)	-	-	-
Accumulated Deficit	(493,873)	(293,002)	(127,050)	(62,805)
Total Equity	(437,474)	(235,845)	(71,270)	(7,025)
TOTAL LIABILITIES AND EQUITY	817,273	686,961	203,074	2,291

Statement of Operations

| | Year Ended December 31, | | | |
	2024	**2023**	**2022**	**2021**
Net Revenue	2,938	2,799	3,005	-
Gross Profit	2,938	2,799	3,005	-
Operating Expenses				
Advertising and Marketing	49,337	15,505	3,739	2,484
General and Administrative	72,416	118,307	63,511	7,176
Research and Development	-	-	-	37,115
Amortization	82,056	34,032	-	-
Total Operating Expenses	203,809	167,844	67,250	46,776
Operating Income (loss)	(200,871)	(165,045)	(64,245)	(46,776)
Other Expenses				
Interest Expense	1,125	907	-	-
Total Other Expenses	1,125	907	-	-
Earnings Before Income Taxes	(200,871)	(165,952)	(64,245)	(46,776)
Provision for Income Tax Expense/(Benefit)	-	-	-	-
Net Income (loss)	(200,871)	(165,952)	(64,245)	(46,776)

Statement of Cash Flows

| | Year Ended December 31, | | | |
	2024	**2023**	**2022**	**2021**
OPERATING ACTIVITIES				
Net Income (Loss)	(200,871)	(165,952)	(64,245)	(46,776)
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Amortization	82,056	34,032	-	-
Accounts Payable and Accrued Expenses	(1,586)	(1,538)	15,028	9,316
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	80,470	32,494	15,028	9,316
Net Cash provided by (used in) Operating Activities	(120,402)	(133,458)	(49,217)	(37,460)
INVESTING ACTIVITIES				
Software Development	(276,851)	(240,120)	(170,161)	-
Net Cash provided by (used in) Investing Activities	(276,851)	(240,120)	(170,161)	-
FINANCING ACTIVITIES				
Proceeds from Future Equity Obligations	333,528	650,000	250,000	
Proceeds from Common Stock	-	2	-	-
Proceeds from Paid-in Capital	-	1,375	-	37,500
Repurchase of Common Stock - Treasury Stock	(757)	-	-	-
Net Cash provided by (used in) Financing Activities	332,771	651,377	250,000	37,500
Cash at the beginning of period	310,713	32,913	2,291	2,251
Net Cash increase (decrease) for period	(64,482)	277,800	30,623	40
Cash at end of period	246,230	310,713	32,913	2,291

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Treasury Stock	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount				
Beginning Balance at 1/1/2021	5,000,000	50	18,230	-	(16,029)	2,251
Paid-in Capital	-	-	37,500	-	-	37,500
Net Income (Loss)	-	-	-	-	(46,776)	(46,776)
Ending Balance 12/31/2021	5,000,000	50	55,730	-	(62,805)	(7,025)
Net Income (Loss)	-	-	-	-	(64,245)	(64,245)
Ending Balance 12/31/2022	5,000,000	50	55,730	-	(127,050)	(71,270)
Issuance of Common Stock	208,500	2	1,375	-	-	1,377
Net Income (Loss)	-	-	-	-	(165,952)	(165,952)
Ending Balance 12/31/2023	5,208,500	52	57,105	-	(293,002)	(235,845)
Repurchase of Common Stock	(208,500)	-	-	(757)	-	(757)
Issuance of Common Stock	95,562	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(200,871)	(200,871)
Ending Balance 12/31/2024	5,095,562	52	57,105	(757)	(493,873)	(437,473)

FamPro, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

FamPro, Inc ("the Company") was formed in Delaware on September 14th, 2020. The Company plans to earn revenue using a SAAS platform for Travel Advisors, Travel Agencies and Travel Suppliers who wish to streamline, organize, and record travel industry familiarization trips.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will generate revenue by selling a subscription service to travel suppliers and travel advisors who are organizing and traveling on travel industry familiarization trips and wish to make that process easier and more effective. The Company's payments will be collected either up front for the next 12 months, or on a monthly basis, based on user preference. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period, which can be one to twelve months. Revenue is recognized over the life of the subscription as performance obligations are satisfied in the case of the yearly subscription.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2023	-	$-
Granted	52,625	$0.0067
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2023	52,625	$0.0067
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2024	52,625	$0.0067
Options exercisable, December 31, 2024	19,734	$0.0067

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2023	-	$-
Granted	52,625	$0.0001
Vested	-	$-
Forfeited	-	$-

Nonvested options, December 31, 2023	52,625	$0.0001
Granted	-	$-
Vested	(19,734)	$0.0001
Forfeited	-	$-
Nonvested options, December 31, 2024	32,891	$0.0001

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Illinois. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The valuation caps of these agreements ranged from $5 to $2 million.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. 5,208,500 common shares were issued and 5,095,562 shares were outstanding as of 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has not authorized any preferred shares as of 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 11, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.